SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             -----------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                          INTELLIGENT POLYMERS LIMITED
                              (Name of the Issuer)

                               BIOVAIL CORPORATION
                      (Name of Person(s) Filing Statement)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    G48029105
                      (CUSIP Number of Class of Securities)


                           Kenneth C. Cancellara, Q.C.
             2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                                 (416) 285-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):

(a) [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule
        13e-3(c) under the Securities Exchange Act of 1934.
(b) [ ] The filing of a registration statement under the Securities Act of 1933.
(c) [ ] A tender offer.
(d) [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

Transaction Valuation(1):  $145,986,750       Amount of Filing Fee(2):  $29,198

(1) For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $39.06 per share for all issued and outstanding shares of Common Stock, par value $0.01, of Intelligent Polymers Limited to be acquired pursuant to this transaction.
(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by Biovail Corporation for all the issued and outstanding shares of Common Stock, par value $0.01, of Intelligent Polymers Limited.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

Amount Previously Paid:    ______________      Filing Party:      ______________
Form or Registration No.:  ______________      Date Filed:        ______________

Introduction.
------------

         This Schedule 13E-3 Transaction Statement (the "Statement") relates to the exercise by Biovail Corporation, an Ontario corporation ("Biovail"), of its option to purchase all issued and outstanding shares of Common Stock of Intelligent Polymers Limited, par value $0.01, a Bermuda corporation ("Intelligent Polymers"). The filing of this Statement does not constitute exercising of the option described above. Exercise of such option must be done pursuant to the Bye-laws of Intelligent Polymers.

         This Statement is being filed by Biovail. Notwithstanding this Statement, Biovail does not believe that the transaction reported herein is subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

Item 1.       Summary Term Sheet

         The information set forth in the Notice to Shareholders under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.       Subject Company Information

(a) The issuer of the class of equity security which is the subject of this filing and the address of its principal executive offices is:

                                    Intelligent Polymers Limited
                                    c/o Conyers Dill & Pearman
                                    Clarendon House
                                    2 Church Street
                                    Hamilton HM 11, Bermuda

(b) The exact title of the class of security which is the subject of this filing is Common Stock, par value $0.01, of Intelligent Polymers Limited (the "Common Shares"). The number of Common Shares outstanding as of August 30, 2000, the most recent practicable date, is 3,737,500. The approximate number of holders of record of the Common Shares as of August 1, 2000, the most recent practicable date, is 521.

(c) Until September 30, 1999 (the "Separation Date"), the Common Shares were part of a Unit (the "Units") consisting of one Common Share and one warrant to purchase common shares of Biovail. The Units were traded on the American Stock Exchange (the "AMEX") under the symbol IXP.u. On the Separation Date, the Units separated into the two underlying securities. The IPL Common Shares now trade on the AMEX under the symbol IXP, and the Biovail Warrants now trade on the New York Stock Exchange under the symbol BVFw. The following table sets forth the high and low prices on the AMEX for the Units until the Separation Date and for the Common Shares after the Separation Date, as reported by the AMEX.

         On September 30, 1999 the closing price of the Units was $46.50.


       Units                                                                 High             Low
       -----                                                                 ----             ---
              Fiscal 1998:
              ------------
              2nd Quarter........................................              $22.18            $17.75
              3rd Quarter........................................               31.38             20.75
              4th Quarter........................................               30.38             19.75

              Fiscal 1999:
              -----------
              1st Quarter........................................               23.13             16.63
              2nd Quarter........................................               28.00             16.50
              3rd Quarter........................................               30.88             25.63
              4th Quarter........................................               41.88             28.00

              Fiscal 2000:
              -----------
              1st Quarter........................................               53.13             42.25
       Common Shares
       -------------

              2nd Quarter (1)....................................               33.50             30.00
              3rd Quarter........................................               34.625            31.50
              4th Quarter........................................               37.50             34.00

             (1) The Units separated in 2nd Quarter Fiscal 2000.

On August 30, 2000 the Common Shares closed at $37.625.

(d) Intelligent Polymers has not paid any dividends on the Common Shares in the past two years.

         Pursuant to Section 3.9(E) of the Bye-Laws of Intelligent Polymers (the "Bye-Laws"), until the expiration date of the Purchase Option (as defined below), no resolution or act of Intelligent Polymers to authorize or permit the declaration or payment of dividends or the making of another distribution to shareholders, will be effective without the prior written approval of the holders of a majority of the Special Shares (as defined below).

(e)      Not applicable.

(f)      Not applicable.

Item 3.       Identity and Background of Filing Person

(a) This filing is being made by Biovail. Biovail's business address and telephone number are:

                                            Biovail Corporation
                                            2488 Dunwin Drive
                                            Mississauga, Ontario
                                            Canada  L5L 1J9
                                            (415) 285-6000

         Biovail is the holder of all the issued and outstanding special shares (the "Special Shares"), par value $1.00 per share, of Intelligent Polymers. The Special Shares confer on Biovail certain limited rights, including the right to appoint one director to the Board of Directors of Intelligent Polymers and the right to purchase all, but not less than all, of the outstanding Common Shares of Intelligent Polymers at the time such right is exercised (the "Purchase Option"). The Special Shares do not entitle Biovail to vote at any meeting of holders of Common Shares ("Shareholders") and do not entitle Biovail to receive any dividend or any other distribution, or any right or interest in the profits of assets of Intelligent Polymers.

         Pursuant to the Bye-Laws, until the expiration of the Purchase Option, no resolution or act of Intelligent Polymers to authorize or permit any of the following will be effective without the prior written approval of the holder of the majority of the Special Shares: (i) the allotment or issue of shares or other securities of Intelligent Polymers or the creation of any right to such allotment or issue; (ii) the reduction of Intelligent Polymers' authorized share capital; (iii) outstanding borrowings by Intelligent Polymers in excess of an aggregate of $1.0 million; (iv) the sale or other disposition of, or the creation of any lien or liens on, the whole or a part of Intelligent Polymers' undertaking or assets; (v) the declaration or payment of dividends or the making of any other distributions to shareholders; (vi) the amalgamation of Intelligent Polymers; and (vii) any alteration of the Purchase Option. Biovail, as the holder of a majority of the outstanding Special Shares, could preclude the holders of a majority of the outstanding Common Shares and the Board of Directors of Intelligent Polymers from taking any of the forgoing actions during such period.

(b) Biovail is an international, fully-integrated pharmaceutical company that specializes in the development, manufacture, marketing and licensing of drugs, utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.

         During the past five years Biovail has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years Biovail has not been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

(c)      Information Regarding Biovail's Officers and Directors

         Eugene N. Melnyk
         Chelston Park Building 2
         Colleymore Rock
         St. Michael BH1
         Barbados, West Indies

         Mr. Melnyk has been the Chairman of the Board and a Director since March 29, 1994, the effective date of the amalgamation (the "Amalgamation") of our predecessor entities, Biovail Corporation International ("BCI") and Trimel Corporation ("Trimel"). Prior to that time, he had been the Chairman of the Board of BCI since October 1991 and was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991. Mr. Melnyk is Chairman of the Board of Directors of Intelligent Polymers. Mr. Melnyk is a citizen of Canada.

         Bruce D. Brydon
         2488 Dunwin Drive
         Mississauga, Ontario
         Canada, L5L 1J9

         Mr. Brydon has been the Chief Executive Officer since November 1997. He joined Biovail as the Chief Executive Officer and President in January 1995 and has been a Director since May 1995. Prior to that time and since 1990 he had been President, Managing Director and Chairman of the Board of the Canadian Operations of Boehringer Mannheim. In the late 1980s, Mr. Brydon served as President and CEO of Beiersdorf Canada. Mr. Brydon is a citizen of Canada.

         Robert A. Podruzny
         2488 Dunwin Drive
         Mississauga, Ontario
         Canada, L5L 1J9

         Mr. Podruzny has been the President and Chief Operating Officer since November 1997. He joined Biovail as Vice President, Finance and Chief Financial Officer in January 1996. Mr. Podruzny came to Biovail from Browning-Ferris Industries Ltd. where he served as the Chief Financial Officer and as a Director of the Canadian operations from 1993 to 1995. From 1987 to 1992, Mr. Podruzny served as General Manager of the U.S. Health Promotion Division of MDS Health Group, a Toronto-based medical services company. Mr. Podruzny is a citizen of Canada.

         Kenneth C. Cancellara, Q.C.
         2488 Dunwin Drive
         Mississauga, Ontario
         Canada, L5L 1J9

         Mr. Cancellara joined Biovail as Senior Vice President and General Counsel in March 1996, was appointed Secretary in April 1996, and has been a Director since May 1995. Prior to that time, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell since 1980 where he held many positions including Chairman of the Executive Committee and managing partner. Mr. Cancellara is a citizen of Canada.

         Rolf K. Reininghaus
         2488 Dunwin Drive
         Mississauga, Ontario
         Canada, L5L 1J9

         Mr. Reininghaus has been a Senior Vice President and a Director since the Amalgamation and has been President of Crystaal since November 1997. Prior to that time, he had been the President, Chief Operating Officer and a Director of BCI since October 1991 and Executive Vice President and a Director of Trimel or its affiliates since November 1987. Prior to his employment by Trimel, Mr. Reininghaus was the Marketing Manager of the Canadian operations of Miles Pharmaceuticals, a division of Bayer AG. Mr. Reininghaus is a citizen of Canada.

         Brian H. Crombie
         2488 Dunwin Drive
         Mississauga, Ontario
         Canada, L5L 1J9

         Mr. Crombie joined Biovail as Senior Vice President, and Chief Financial Officer in May 2000. Mr. Crombie came to Biovail from The Jim Pattison Group, one of Canada's largest private holding companies where he served as Managing Director Corporate Finance from 1998 to 2000 where he was responsible for corporate development and treasury. Prior to that time, he spent 7 years in finance and general management positions with The Molson Companies most recently as SVP Corporate Finance and Treasurer responsible for planning, accounting and control, corporate development, treasury and investor relations. Mr. Crombie is a graduate of The Harvard School of Business where he received his Masters in Business Administration. Mr. Crombie is a citizen of Canada.

         Kenneth S. Albert, Ph.D.
         3701 Concorde Parkway
         Chantilly, VA  20151

         Dr. Albert joined Biovail as Vice President, Chief Scientific Officer in January 1999. Dr. Albert came to Biovail from Schein Pharmaceutical Inc., where he had been the Vice President, Research and Development from 1995 to 1998. Prior to his tenure at Schein, Dr. Albert was Corporate Director, Research and Development at Forest from 1988 to 1995 and prior to that time he spent 14 years in senior Research and Development positions at the Upjohn Company and Merck, Sharp and Dohme. Dr. Albert is a citizen of the United States.

         Wilfred G. Bistrow
         467 Mountsberg Rd
         RR#2
         Campbellville, ONT
         Canada, LOP IRO

         Mr. Bristow has been a Director since the Amalgamation. Prior to that time, he was a Director of BCI since January 1993. Mr. Bristow is and has been a senior investment advisor at Nesbitt Burns Inc., a Canadian investment banking firm, since December 1991. From September 1975 to December 1991, he served as vice president and director of Richardson Greenshields of Canada, an investment banking firm. Mr. Bristow is a citizen of Canada.

         Paul W. Haddy
         68 Durants
         "Daydreams Christ Church" Building
         Barbados, West Indies

         Mr. Haddy was elected to the Board of Directors in June 2000. Mr. Haddy has been Chairman and Chief Executive Officer of London Life Bank and Trust Company since 1991. Mr. Haddy is a citizen of Canada.

         Roger Rowan
         53 Buckingham Avenue
         Toronto, ONT
         Canada M4N 1R3

         Mr. Rowan was elected to the Board of Directors in June 1997.
Mr. Rowan has been President and Chief Operating Officer of Watt Charmichael Inc., a private investment firm, since May 1994. Prior thereto, Mr. Rowan was the Executive Vice President and Chief Operating Officer of Watt Charmichael Inc. since 1991. Mr. Rowan is a citizen of Canada.

         Robert Vujea
         1030 Carpenter Ave.
         Grand Rapids, Michigan  49504-3727

         Mr.  Vujea was elected to the Board of Directors in June 1997.
Mr. Vujea has been President of R & D Chemical Corporation, a chemical manufacturer and distributor, since 1974. Prior thereto, Mr. Vujea has held senior management positions within a number of companies including American Greeting Card Corporation, Cole National Corporation and Diverco Incorporated. Mr. Vujea is a citizen of the United States.

         During the past five years, none of the foregoing individuals has been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

Item 4.       Terms of Transaction

(a) In order for Biovail to purchase the Common Shares pursuant to the Purchase Option prior to October 1, 2000, it must exercise the Purchase Option by delivering an exercise notice to the Board of Directors of Intelligent Polymers. The terms of the Purchase Option are set forth in the Bye-Laws. Pursuant to the Bye-Laws, if the Common Shares are acquired for cash pursuant to the Purchase Option before October 1, 2000, the cash purchase price (the "Purchase Option Consideration") will be $39.06 per share. The closing date of the purchase (the "Closing Date") would be September 29, 2000, and the Purchase Option Consideration would be deposited with ChaseMellon Shareholder Services LLC, as payment agent (the "Payment Agent"), on or prior to the Closing Date. Promptly following the Closing Date, and upon receipt of stock certificates for the Common Shares, as instructed by the Payment Agent, the Payment Agent would distribute the Purchase Option Consideration to each person or entity who was a holder of the Common Shares at the close of business on the Closing Date.

         The purpose of the Transaction is to acquire the rights to all products and product candidates developed or under development by Biovail and Intelligent Polymers pursuant to the Development Contract dated September 30, 1997 between Biovail and Intelligent Polymers. Biovail believes that it is in the best interest of Biovail and Biovail's stockholders to exercise the Purchase Option at this time.

         In accordance with the terms of the Bye-Laws, Shareholders do not need to take any steps to approve the purchase. Title to the Common Shares would automatically vest in Biovail on the Closing Date and the Purchase Option Consideration would be paid to Shareholders, upon tender of the stock certificates directly or through their brokers, in accordance with their respective interests.

         Subsequent to the purchase of the Common Shares, Intelligent Polymers would become a wholly-owned subsidiary of Biovail. The transaction reported herein (the "Transaction") would cause each Shareholder to dispose of his or her Common Shares for the Purchase Option Consideration.

         Biovail expects to follow purchasing accounting for the Transaction.

         The federal income tax consequences of the Transaction are discussed in paragraph (d) of Item 7 of the Statement and such discussion is incorporated herein by reference.

(b)      Not Applicable

(c)      The terms of the Transaction would be the same for all Shareholders.

(d) Appraisal rights are not afforded under either applicable law or the Bye-Laws to Shareholders in respect of the exercise of the Purchase Option and none would be afforded by either Biovail or Intelligent Polymers. Biovail is not aware of any rights available to objecting Shareholders under applicable law.

(e) Biovail is unaware, after making reasonable inquiry of management of Intelligent Polymers, of any grant of access to unaffiliated security holders to the corporate files of either Biovail or Intelligent Polymers or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of either Biovail or Intelligent Polymers.

(f)      Not Applicable.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements

(a) (1) The nature and approximate amount in dollars of any transaction which has occurred since the commencement of Intelligent Polymers' second full fiscal year preceding the date of the Statement between Biovail and Intelligent Polymers are as follows:

          (i) Since the commencement of Intelligent Polymers' second full fiscal year preceding the date of the Statement, Intelligent Polymers paid approximately $46.3 million to Biovail pursuant to a development and license agreement (the "Development Contract") between Biovail and Intelligent Polymers dated September 30, 1997 whereby Biovail has agreed to use diligent efforts to conduct toxicity, formulation, development and clinical studies for, and pursue U.S. regulatory approval of, Intelligent Polymers' products, as defined and as added to and modified by mutual agreement.

          (ii) Since the commencement of Intelligent Polymers' second full fiscal year preceding the date of the Statement, Intelligent Polymers paid approximately $400,000 to Biovail pursuant to a services agreement (the "Services Agreement") between Biovail and Intelligent Polymers dated September 30, 1997, whereby Biovail has agreed to provide management and administrative services to Intelligent Polymers for a quarterly fee of $100,000.

          (iii) Pursuant to the Development Contract and subject to the Biovail Option (defined below). Biovail granted Intelligent Polymers a license (the "License") to manufacture or obtain manufacturing for (subject to an exclusive manufacturing period granted to Biovail, a right of first refusal and a right of approval), sell and otherwise market and sublicense other to market, through the world, (other than Canada), products developed under the Development Contract or, as to products for which Intelligent Polymers and Biovail fail to reach agreement as to necessary additional funding, under other arrangement.

          (iv) In December 1999, Biovail paid Intelligent Polymers $25.0 million to acquire a generic version of Procardia XL (the "Additional Product") developed by Biovail on behalf of Intelligent Polymers. This acquisition was pursuant to an exercise of the Biovail Option granted under the Contract Agreement. The Biovail Option grants Biovail a right to purchase the Additional Product for a price of either a one time cash fee of $25 million or base royalties equal to 10% of the net sales of such product.

(b)      Not applicable.

(c)      Not applicable.

(d) While Biovail has no commitment or definitive plans, Biovail may explore possibilities of restructuring the capitalization of, selling some of its equity interest in, reorganizing or restructuring Intelligent Polymers after the Closing Date.

Item 6.       Purpose of the Transaction and Plans or Proposals

(a)      Not applicable.

(b)-(c) While Biovail has no committment or definitive plans, Biovail may explore possibilities of restructuring the capitalization of, selling some of its equity interest in, reorganizing or restructuring Intelligent Polymers after the Closing Date.

         Subsequent to the Closing Date, Intelligent Polymers would be wholly-owned by Biovail. Biovail anticipates de-listing Intelligent Polymers from the AMEX and suspending its reporting requirements with the Securities and Exchange Commission by filing a Form 15. Biovail intends to replace Intelligent Polymers' officers and Board of Directors with Biovail employees.

Item 7.       Purposes, Alternatives, Reasons and Effects of the Transaction

(a) The purpose of the Transaction is to acquire the rights to all products and product candidates developed or under development by Biovail and Intelligent Polymers pursuant to the Development Contract dated September 30, 1997 between Biovail and Intelligent Polymers. Biovail believes that it is in the best interest of Biovail and Biovail's stockholders to exercise the Purchase Option at this time.

(b) As Biovail is exercising certain previously granted rights, no other options were considered.

(c) The Transaction is structured pursuant to the terms of the previously granted Purchase Option as set forth in the Bye-Laws. The Purchase Option would be exercised at this time because Biovail believes that exercise at this time is in the best interest of its shareholders. Additionally, Biovail wishes to avoid a 25% increase in the Purchase option price which occurs after September 30, 2000.

(d) Subsequent to the Closing Date, Intelligent Polymers would be wholly-owned by Biovail. Biovail anticipates de-listing Intelligent Polymers from the AMEX and suspending its reporting requirements with the Securities and Exchange Commission by filing a Form 15.

(e) The Transaction would cause each Shareholder to dispose of his or her Common Shares for the Purchase Option Consideration. This consideration is the amount specified in the Bye-Laws.

(f)      Certain Material U.S. Federal Income Tax Consequences

         The following discussion is a summary of certain material U.S. federal income tax consequences to "U.S. Shareholders" (generally a U.S. citizen or resident, a corporation under U.S. law or a trust or estate that is considered a "United States person") of Biovail's exercise of the Purchase Option. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively.

         This discussion does not apply to persons other than U.S. Shareholders and may not apply to certain categories of U.S. Shareholders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as passthrough entities, dealers or traders in securities or currencies, banks, insurance companies, U.S. Shareholders that do not hold the Common Shares as capital assets, persons whose "functional currency" is not the U.S. dollar, tax-exempt entities, and persons that hold Common Shares as a position in a straddle or as part of a "hedging", "integrated", "constructive sale" or "conversion" transaction. Moreover, the discussion summarizes only federal income tax consequences and does not address any state, local or other tax consequences.

         SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTION TO THEM.

         Upon Biovail's exercise of the Purchase Option, a U.S. Shareholder will recognize a capital gain or loss on each Common Share disposed of equal to the difference between the amount of (a) the cash received for the Common Share and (b) his basis in the Common Share. Gain or loss upon the disposition of a Common Share generally should be long-term if the Common Share has been held for more than one year at the time of the exercise of the Purchase Option.

         To the extent that a U.S. Shareholder has not provided an appropriate taxpayer identification number on IRS Form W-9 or a substitute therefor, such U.S. Shareholder may be subject to backup withholding by Biovail.

Item 8.       Fairness of the Transaction

(a) Biovail reasonably believes that the Transaction would be fair to Shareholders.

(b) The material factors upon which the belief stated in Item 8(a) is based is set forth below.

                  The Purchase Option was a feature of the Common Shares from the time of Intelligent Polymers' inception. The Purchase Option and the Purchase Option Consideration were set forth in the Bye-Laws and described in the prospectus dated October 10, 1997, distributed in connection with the initial public offering of the Common Shares (the "Prospectus"). Both the Bye-Laws and the Prospectus were publicly filed with the Securities and Exchange Commission. Pursuant to the Bye-Laws, the stock certificates for the Common Shares were legended to put the holders thereof on further notice about the Purchase Option. Intelligent Polymers' Annual Reports on Form 20-F have described the Purchase Option and the Purchase Option Consideration. As a result of the foregoing, Biovail believes that Shareholders received adequate notice as to the terms of the Purchase Option prior to making any investment decision with respect to the Common Shares.

(c) The exercise of the Purchase Option and consummation of the Transaction do not require the approval of Shareholders.

(d) After making reasonable inquiry of management of Intelligent Polymers, Biovail believes that no directors of Intelligent Polymers have retained an unaffiliated representative to act solely on behalf of any Shareholders, as no action is required by Shareholders to effect the Purchase Option.

(e) The exercise of the Purchase Option and the consummation of the Transaction do not require the approval of Board of Directors of Intelligent Polymers.

(f)      Not applicable.

Item 9.       Reports, Opinions, Appraisals and Negotiations

(a) Neither Biovail nor, to the best of Biovail's knowledge after reasonable inquiry of management of Intelligent Polymers, Intelligent Polymers, has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party which is materially related to the Transaction.

(b)      Not applicable.

(c)      Not applicable.

Item 10.      Source and Amount of Funds

(a) The total consideration to be paid by Biovail for the purchase of the Common Shares pursuant to the Transaction would be, in the aggregate, $145,986,750. The source of these funds would be Biovail's cash.

(b) Biovail has no alternative financing arrangements or plans to those discussed above in paragraph (a) of this item.

(c) The following table sets forth an estimate (except for the filing fee) of expenses for the Transaction

                         Filing fee............................    $ 29,198
                         Accounting fees and expenses..........      50,000
                         Legal fees and expenses...............     250,000
                         Printing expenses.....................      75,000
                                                                    -------
                                           Total...............     404,198

The expenses set forth in the table above will be paid by Biovail.

(d)      Not Applicable.

Item 11.      Interest in Securities of Intelligent Polymers

(a) As of August 30, 2000, no Common Shares are beneficially owned by Biovail, by any pension, profit sharing or similar plan of Biovail or, to Biovail's knowledge after reasonable inquiry of management of Intelligent Polymers, by Intelligent Polymers, by each executive officer and director of either Biovail, Intelligent Polymers, any person controlling either Biovail or Intelligent Polymers or any executive officer of any corporation ultimately in control of either Biovail or Intelligent Polymers, or by any associate or majority owned subsidiary of either Biovail or Intelligent Polymers except as set out on the following table:


                                                                      Direct        Indirect
           Name                             Position                 Ownership      Ownership
           ----                             --------                 ---------      ---------
Eugene Melnyk                       Chairman of the Board and          17,500         20,000(1)
                                    Director
Roger Rowan                         Director                           16,500
Wilfred Bistrow                     Director                                -         10,000(1)


(1)      owned by Spouse

(b)      Not applicable.

Item 12.      The Solicitation of Recommendation

(d)      Not applicable.

(e)      Not applicable.

Item 13.      Financial Statements

(a) (1) Intelligent Polymers' financial data is attached (by incorporation by reference) to this statement as Exhibits 99.1 and 99.2.

         (2) Intelligent Polymers is not required to file quarterly reports.

         (3) Intelligent Polymers has no material fixed charges for the two most recent fiscal years and the appropriate interim period.

         (4) Intelligent Polymers' book value per share as of June 30, 1999 was $6.31.

(b) Biovail does not believe the pro forma disclosure required by this Item 13(b) is applicable because Intelligent Polymers would terminate upon giving effect to the Transaction.

Item 14.      Persons/Assets, Retained, Employed, Compensated or Used

(a)      Not Applicable.

(b) Pursuant to the Bye-Laws, the Board of Intelligent Polymers must provide notice to Shareholders prior to the Closing Date.

Item 15.      Other Material Information

         Not applicable.

Item 16.      Exhibits

5            Notice to Stockholders of Intelligent Polymers
99.1         Financial Statements for the year ended June 30, 19991
99.2         Financial Statements for the year ended June 30, 19982


--------------------------

1 Incorporated by reference to Intelligent Polymers' Annual Report on Form 20-F for the year ended June 30, 1999, filed withthe SEC on December 30, 1999.

2 Incorporated by reference to Intelligent Polymers' Transition Report on Form 20-F for the year ended June 30, 1998, filed with the SEC on December 31, 1998.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2000
                                  BIOVAIL CORPORATION


                                  By:    /s/ Kenneth C. Cancellara
                                         -------------------------
                                             Kenneth C. Cancellara
                                             Senior Vice President and
                                             General Counsel



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